UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of Registrant's name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

 Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission --“CNV”), dated May 10, 2016, regarding replacement of Chief Financial Officer.

Item 1.

FREE TRANSLATION

FOR IMMEDIATE RELEASE

Buenos Aires, May 10, 2016

Comisión Nacional de Valores

Mr. Marcos Ayerra

RE.: Replacement of Chief Financial Officer

Dear Sir,

In my capacity as Chairman of Telecom Argentina S.A., (“Telecom Argentina” or the “Company”) I hereby inform you that Mr. Adrián Calaza, our Chief Financial Officer, will leave his current position in Telecom Argentina as of May 12th 2016.

Mr. Ignacio Cruz Morán has been designated as Chief Financial Officer in replacement of Mr. Adrián Calaza and will assume his position on May 12, 2016.

Yours sincerely,

Telecom Argentina S.A.

/s/ Mariano M. Ibañez
Mariano M. Ibañez
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 10, 2016	By:	/s/ Pedro G. Insussarry
	Name:	Pedro G. Insussarry
	Title:	Responsible for Market Relations